Debevoise & Plimpton LLP 65 Gresham Street London EC2V 7NQ Tel +44 207786 9000 Fax +44 207588 4180

January 17, 2024

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Attention:   Jennifer Thompson

Jennifer Gowetski

China Southern Airlines Company Limited

Form 20-F for the Fiscal Year ended December 31, 2022

Dear Ms. Thompson and Ms. Gowetski:

We refer to your letter dated December 18, 2023 (the “Comment Letter”), to China Southern Airlines Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-14660) (the “2022 Form 20-F”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 114

1.

We note that you do not believe that any members of your board of directors, including those who are members or officials of the leading Party members group of CSAH, are Chinese Communist Party officials. Please clarify the basis for this statement given that Article 33 of the Chinese Communist Party Constitution addresses the leading Party members groups or Party committees of state-owned enterprises, indicating they should play a leadership role and discuss and decide on major issues of their enterprise in accordance with regulations. In your response, please address the following:

•

Please explain to us in reasonable detail the roles and responsibilities of the leading Party members group of CSAH, including how they participate in deciding the major issues of their enterprise and the extent to which this group approves and directs the major decisions and activities of their enterprise.

•

Please provide us with a detailed explanation of the roles and responsibilities of each of your directors who is also an official or member of the leading Party members group of CSAH on China Southern Airlines’ operations and major decisions.

•

Please explain to us in more detail how you considered whether the leading Party members group of CSAH has effectively been appointed by or is effectively acting as an agent for the Chinese Communist Party and whether the functions of this role would reasonably meet a definition of a Chinese Communist Party official.

Response:

The Company respectfully submits its responses as follows:

•

The Company made enquiries in writing to CSAH regarding the roles and responsibilities of the leading Party members group of CSAH. Based on the responses of CSAH, according to the articles of association of CSAH, major operation and management matters of CSAH shall be studied and discussed by the leading Party members group of CSAH before they are submitted to the board of directors of CSAH, and the board of directors of CSAH will then make decisions in accordance with its authority and prescribed procedures.

In addition, based on the responses of CSAH, the Company understands that the leading Party members group of CSAH will, through certain internal procedures, recommend suitable members of the leading Party members group to CSAH as candidates for directors of the Company. However, recommendation from the leading Party members group of CSAH is just one of the ways for CSAH to consider the nomination of candidates for directors of the Company. CSAH will consider various factors including recommendation from the leading Party members group, and ultimately follow the requirements under the Company Law of the People’s Republic of China (the “Company Law”), other laws and regulations of the PRC and the articles of association of CSAH to determine the candidates for directors of the Company who it will nominate, in its capacity as a shareholder of the Company.

Any member of the leading Party members group of CSAH so recommended, if nominated as a candidate for director of the Company, can only become a director of the Company after being considered and elected at the Company’s shareholders’ general meeting pursuant to the procedures as required by the Company Law and other PRC laws and regulations and the Articles of Association of the Company (the “Articles of Association”) and other internal governance rules of the Company. If such member becomes a director of the Company after being elected at the Company’s shareholders’ general meeting, he or she must perform the duties to participate in major decisions and activities of the Company as a director pursuant to the Company Law, other PRC laws and regulations and the Articles of Association and other internal governance rules of the Company.

•

As disclosed in the 2022 Form 20-F and the Company’s responses dated August 25, 2023 and November 30, 2023, currently, three directors of the Company hold Chinese Communist Party (“CCP”) titles as Party Secretary or Deputy Secretary of CSAH. The Company sets forth in the table below a detailed explanation of the positions held by each of these three directors within the Company and the roles and responsibilities they have while acting in their respective positions.

Director of the Company who is also a member of the leading Party members group of CSAH	Positions in the Company	Roles and Responsibilities of Each Corresponding Position

Ma Xulun, Han Wensheng and Luo Laijun	Executive Director

According to Article 162 of the Company’s Articles of Association, the Board of Directors shall exercise the following powers:

(1)   To be responsible for the convening of the shareholders’ general meeting and to report on its work to the shareholders’ general meeting;

(2)   To implement the resolutions of the shareholders’ general meetings;

(3)   To decide on the Company’s business plans and investment plans;

(4)   To formulate the Company’s annual preliminary and financial budgets;

(5)   To formulate the Company’s profit distribution plan and plan for making up losses;

(6)   To formulate proposals for increases or decrease in the registered capital and the issue of debentures or other securities of the Company as well as listing of such securities of the Company;

(7)   To draw up plans for substantial acquisitions, purchase of the Company’s shares or merger, division or dissolution and change in the form of the Company;

(8)   To decide on matters relating to the Company’s assets pledge, external guarantee, entrusted financial management, connected transaction etc. according to authorization of shareholders’ general meeting;

(9)   To decide on the Company’s acquisition and sales of assets and risk investments;

(10)  To decide on the establishment of the Company’s internal management structure;

(11)  To appoint or dismiss the Company’s president and the board secretary, and pursuant to the president’s nominations to appoint or dismiss the vice president, the chief financial officer and other senior administrative officers of the Company and decide on their remunerations and rewards and punishments;

(12)  To establish the Company’s basic management system;

(13)  To formulate proposals for amendments to these Articles of Association;

(14)  To manage information disclosure of the Company;

(15)  To establish and implement effective internal control system of the Company;

(16)  To propose to the shareholders’ general meeting for the engagement or change of accounting firm for the audit work of the Company;

(17)  To receive the work report and to check the work of the president of the Company;

(18)  To exercise any other powers conferred by these Articles of Association or the shareholders’ general meeting.

Except for resolutions of the Board of Directors in respect of the matters specified in Clauses (6), (7), (8) and (13) of this Article which shall be passed by more than two-thirds of all the directors, resolutions of the Board of Directors in respect of all other matters may be passed by more than one half of all the directors.

Ma Xulun	1) Chairman of the Board of Directors

According to Article 169 of the Company’s Articles of Association, the chairman of the Board of Directors shall exercise the following powers:

(1)   To preside over the shareholders’ general meeting, and to convene and preside over the meetings of the Board of Directors;

(2)   To check the implementation of board resolutions;

(3)   To sign the securities issued by the Company;

(4)   To exercise the powers of the legal representative;

(5)   To exercise special disposal powers that are in compliance with laws, administrative regulations and in the interests of the Company on matters of the Company in case of force majeure such as extraordinarily serious natural calamities, and provide post-event reports to the Board and the shareholders’ general meeting;

(6)   To exercise other powers vested by the Board.

According to Article 51 of the Rules of Procedure of the Board of Directors of the Company, the chairman of the Board of Directors shall also exercise the following powers:

•  To supervise the implementation of the resolutions adopted by the Board of Directors;

•  To sign the important documents of the Board of Directors and other documents which should be signed by the legal representative of the Company, including but not limited to the following documents:

(1)   To examine and approve the use of the funds of the Board of Directors of the Company;

(2)   To issue documents of appointment and dismissal of the president, vice president, board secretary, chief financial officer, directors and other senior officers of the Company according to the decisions of the Board of Directors;

(3)   To issue documents of appointment and dismissal of the persons-in-charge of the branches according to the decisions of the Board of Directors.

•  To sign “legal person power of attorney” to the president and other personnel of the Company based on the needs of operation.

2) Chairman of the Aviation Safety Committee

According to Article 4 of the Company’s Rules Governing the Work of the Aviation Safety Committee of the Board of Directors (the “Aviation Committee Working Rules”), the chairman of the Aviation Safety Committee is responsible for presiding over the work of the Aviation Safety Committee.

Article 7 of the Aviation Committee Working Rules provides that the main responsibilities and authorities of the Aviation Safety Committee are:

(1)   To supervise and inspect the implementation of national aviation safety related laws, regulations and rules as well as the Company’s policies and measures to safeguard aviation safety;

(2)   To hear the report on the Company’s aviation safety work planning and make suggestions or comments;

(3)   To review the annual aviation safety work plan and annual safety objectives and make recommendations to the Board of Directors;

(4)   To supervise and inspect the Company’s aviation safety management work;

(5)   To hear the analysis of the Company’s safety situation, report to the Board of Directors and make recommendations or measures to ensure aviation safety;

(6)   To study and deal with major issues in the Company’s aviation safety work;

(7)   Other matters as authorized by the Board of Directors.

Aviation Safety Committee currently comprises three members. Other than Mr. Ma Xulun and Mr. Han Wensheng, the third member is an independent director. Meetings of the Aviation Safety Committee shall be held with the attendance of at least two-thirds of the members, and resolutions made at the meetings shall be passed by a majority of all the members.

3) Member of the Nomination Committee

According to Article 7 of the Company’s Rules Governing the Work of the Nomination Committee of the Board of Directors, the main responsibilities and authorities of the Nomination Committee are:

(1)   To review the structure, size and composition (including skills, knowledge and experience) of the Board of Directors at least once a year and to make recommendations to the Board of Directors on the size and composition of the Board in the light of the business activities, the size of assets and the shareholding structure of the Company, and to make recommendations on any changes to the Board that are proposed to be made in line with the Company’s strategy;

(2)   To study the criteria and procedures for the selection of directors and managers and make recommendations to the Board of Directors;

(3)   To conduct extensive search for qualified candidates for directors and managers and to select persons to be nominated as directors and managers;

(4)   To review the qualification of and make recommendations on candidates for directors and managers;

(5)   To review and make recommendations regarding other senior management personnel to be proposed to the Board of Directors for appointment;

(6)   To assess the independence of independent directors;

(7)   To make recommendations to the Board of Directors on the appointment or re-appointment of directors and succession planning for directors, in particular the chairman and president;

(8)   Other matters as authorized by the Board of Directors.

The Nomination Committee currently comprises three members. Other than Mr. Ma Xulun, the other two members are independent directors. Meetings of the Nomination Committee shall be held with the attendance of more than two-thirds of the members, and resolutions made at the meetings shall be passed by a majority of all the members present before they are submitted to the Board of Directors.

Han Wensheng	1) Vice Chairman of the Board of Directors	According to Article 170 of the Company’s Articles of Association, the vice chairman of the Company shall assist the chairman. Where the chairman is unable or fail to perform his duties, the vice chairman shall perform the duty on behalf of the chairman.

2) President

According to Article 212 of the Company’s Articles of Association, the president shall exercise the following functions and powers:

(1)   To be in charge of the Company’s production, operation and management and to organize the implementation of the resolutions of the Board of Directors;

(2)   To organize the implementation of the Company’s annual business plan and investment plan;

(3)   To draft plans for the establishment of the Company’s internal management structure;

(4)   To establish the Company’s basic management system;

(5)   To formulate basic rules and regulations for the Company;

(6)   To propose the appointment or dismissal of the Company’s vice president(s), chief financial officer and other senior administrative officers;

(7)   To appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board of Directors;

(8)   To request the convening of special meeting of the Board of Directors;

(9)   Other powers conferred by the Articles of Association and the Board of Directors.

3) Chairman of the Strategic and Investment Committee

According to Article 5 of the Company’s Rules Governing the Work of the Strategic and Investment Committee of the Board of Directors (the “Strategic and Investment Committee Working Rules”), the chairman of the Strategic and Investment Committee is responsible for presiding over the work of the Strategic and Investment Committee.

According to Article 11 of the Strategic and Investment Committee Working Rules, the main duties and authorities of the Strategic and Investment Committee are:

(1)   To review the development strategy and medium and long term development plans of the Company, and make recommendations to the Board of Directors;

(2)   To review the annual investment plan and programs, and make recommendations to the Board of Directors;

(3)   To review the Company’s fleet development plan and aircraft acquisition plan, and make recommendations to the Board of Directors;

(4)   To review major investment plans that is subject to the approval of the Board of Directors, including but not limited to fixed asset investments such as purchase of aircraft and aircraft engines and equity investments, and make recommendations to the Board of Directors;

(5)   To review major equity financing and capital operation plans that is subject to the approval of the Board of Directors, including but not limited to stock issuance and listing and issuance of convertible bonds, and make recommendations to the Board of Directors;

(6)   To review major projects regarding production and operation decisions that is subject to the approval of the Board of Directors, study and submit suggestions, and make recommendations to the Board of Directors;

(7)   To review the development plan of the Company’s ESG system and annual ESG report, and make recommendations to the Board of Directors;

(8)   To review other major matters which affect the Company’s development, and make recommendations to the Board of Directors;

(9)   To inspect the implementation of the aforesaid matters; and

(10)  Other matters as authorized by the Board of Directors.

The Strategic and Investment Committee currently comprises three members. Other than Mr. Han Wensheng, the other two members are independent directors. Meetings of the Strategic and Investment Committee shall be held with the attendance of at least two-thirds of the members, and resolutions made at the meetings shall be passed by a majority of all the members.

4) Member of the Remuneration and Assessment Committee

According to Article 8 of the Implementing Rules of the Remuneration and Evaluation Committee of the Board of Directors of the Company, the main responsibilities and authorities of the Remuneration and Evaluation Committee are:

(1)   To study the assessment criteria for directors and senior management, conduct assessments and make recommendations in accordance with the actual situation of the Company’s operation;

(2)   To study the remuneration policies, remuneration structures and remuneration plans for directors and senior management, make recommendations to the Board of Directors, and establish and improve standardized and transparent procedures for the formulation of remuneration policies;

(3)   To review the remuneration policies, remuneration structures and remuneration plans of directors and senior management and conducting performance appraisals thereof;

(4)   To consider and approve the proposals for the management’s remuneration in accordance with the Company’s strategies and business objectives formulated by the Board of Directors;

(5)   To recommend to the Board of Directors the remuneration packages of non-executive directors, executive directors and senior management, which shall include non-pecuniary benefits, pension entitlements and compensation amounts (including compensation for loss or termination of their employment or appointment);

(6)   To consider salaries paid by comparable companies, time commitment and responsibilities and terms of employment for other positions within the Group;

(7)   To consider and approve compensation payable to executive directors and senior management for any loss or termination of their employment or appointment to ensure that it is consistent with contractual terms or is otherwise fair and reasonable;

(8)   To consider and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms and that such compensation is reasonable and appropriate;

(9)   To ensure that no director or any of his/her associates is involved in deciding his/her own remuneration and to be responsible for overseeing the implementation of the Company’s remuneration rules;

(10)  Other matters as authorized by the Board of Directors.

The Remuneration and Assessment Committee currently comprises three members. Other than Mr. Han Wensheng, the other two members are independent directors. Meetings of the Remuneration and Assessment Committee shall be held with the attendance of more than two-thirds of the members, and resolutions made at the meetings shall be passed by a majority of all the members.

5) Member of the Aviation Safety Committee	See the responsibilities of the members of the Aviation Safety Committee set out in Article 7 of the Aviation Committee Working Rules above.

The above three directors of the Company (Mr. Ma Xulun, Mr. Han Wensheng and Mr. Luo Laijun), who are members of the leading Party members group of CSAH, exercise their own voting rights on the Board of Directors on a one-person-one-vote basis, and independently make decisions and bear responsibilities. The Company’s Board of Directors currently comprises seven directors. In addition to these three directors, the other four directors are independent directors. Opinions expressed by these three directors in respect of the Company’s business decisions will ultimately require affirmative votes of more than two-thirds or half (depending on different matters as explained in the table above) of all voting rights of the Board of Directors of the Company (or a committee thereof) in order to be implemented.

Based on the above, these three directors, who are members of the leading Party members group of CSAH, still follow the decision-making procedures at the corporate level as required by the Company Law, other relevant PRC laws and regulations as well as the Articles of Association of the Company when they perform their responsibilities in relation to the Company’s operations and major decisions.

•

According to Article 48 of the Constitution of the CCP, “A leading Party members group may be formed in the leading body of central or local state organs, people’s organizations, economic or cultural institutions, or other non-Party organizations.” According to Article 49 of the Constitution of the CCP, “the composition of a leading Party members group is decided on by the Party organization that approves its establishment”.

The Company believes that the procedures for appointing the three directors as members of the leading Party members group of CSAH and their performance of operation and management functions as directors are two separate issues. Regardless of how they are appointed, their positions in the leading Party members group or their status as members of the leading Party members group, in performing their operation and management functions as directors of the Company, they are subject to the requirements and obligations under the Company Law, other relevant PRC laws and regulations as well as the Articles of Association and other internal governance rules of the Company. Pursuant to the requirements of the relevant PRC laws and regulations, the highest authority of the Company is the shareholders’ general meeting, and the Board of Directors is responsible to the shareholders’ general meeting. In addition, as described above, opinions expressed by these three directors in respect of the Company’s business decisions will ultimately require affirmative votes of more than two-thirds or more than half of all voting rights of the Board of Directors of the Company in order to be implemented.

The Company believes that the three directors with CCP titles are not CCP officials based on the following considerations:

i.

As explained by the Company in its responses dated August 25, 2023 and November 30, 2023, the Company notes that the Holding Foreign Companies Accountable Act, the Holding Foreign Companies Accountable Act Disclosure (Release No. 34-91364 (Mar. 18, 2021)) and other relevant releases and statements issued by the SEC do not provide a definition or guidelines to determine who is an “official” of the Chinese Communist Party. Instead, the Company followed what it believes is a common usage of the term, i.e. someone who plays a senior role within the organization overall and is able to act on behalf of, and direct the overall policy making of, such organization. For instance, Black’s Law Dictionary (11th ed. 2019) defines “official” as “someone who holds or is invested with a public office; a person elected or appointed to carry out some portion of a government’s sovereign powers”.

ii.

Based on the above definition, the Company believes that CSAH and the Company, where these three directors hold positions, are enterprises in nature and none of these three directors now works in any Chinese governmental bodies. According to Article 33 of the Constitution of the CCP, “Party committees or the leading Party members groups of state-owned enterprises shall play a leadership role, set the right direction, keep in mind the big pictures, ensure implementation, and discuss and decide on major issues of their enterprises in accordance with regulations. Primary-level Party organizations in state-owned or collective enterprises should focus their work on the operations of their enterprise. Primary-level Party organizations shall guarantee and oversee the implementation of the principles and policies of the Party and the state within their own enterprise and shall support the shareholders meeting, board of directors, board of supervisors, and manager (or factory director) in exercising their functions and powers in accordance with the law. They shall wholeheartedly rely on the workers and office staff and support the work of workers’ representative congresses; and they shall participate in making decisions on major issues in the enterprise;……”. According to this Article, the roles and responsibilities of these three directors within the CCP are limited to the management of the state-owned enterprise and do not involve any public or social management functions. In addition, these three directors receive remunerations only from CSAH. Therefore, the Company does not believe the three directors are “someone who holds or is invested with a public office; a person elected or appointed to carry out some portion of a government’s sovereign powers”.

Although the Company does not believe that these three directors are CCP officials, as mentioned above, given that the Holding Foreign Companies Accountable Act and other relevant releases and statements issued by the SEC do not provide a definition or guidelines to determine who is an “official” of the CCP, the Company respectfully acknowledges that different readers may have different interpretations of the term “official”. Therefore, the Company proposes providing disclosure regarding the CCP titles of these three directors, which were originally disclosed in the director biographies under Item 6 of the 2022 Form 20-F, under Item 16I of Form 20-F as set forth in the following table. The Company believes that such disclosure may provide investors with useful information regarding the Company.

***

The following table lists the current directors who were members of the CCP as of March 31, 2023.

Name	Titles within the Chinese Communist Party	Positions in the Company

Ma Xulun	Party Secretary of China Southern Air Holding Company Limited (“CSAH”, the parent company of the Company)	Chairman of the Board of Directors and Executive Director

Han Wensheng	Deputy Party Secretary of CSAH	Vice Chairman of the Board of Directors, Executive Director and President

Luo Laijun	Deputy Party Secretary of CSAH	Executive Director

*    *    *    *    *

If you have any questions or comments regarding the foregoing, please contact the undersigned at +44 20 7786 9140 or nppellic@debevoise.com.

Very truly yours, /s/ Nicholas P. Pellicani Nicholas P. Pellicani